CODA Markets, Inc.

Financial Statements and
Independent Auditors' Report

As of and for the Year Ended
December 31, 2020

Filed as a Public Document pursuant to Rule 17a-5(d) of the Securities Exchanges Act of 1934.

PUBLIC DOCUMENT







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47077

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CODA Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2624 Patriot Blvd.
(No. and Street)

Glenview	IL	60026
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward O' Malley (224) 521-2700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

1 Pennsylvania Plaza #3000	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CODA MARKETS, INC.

TABLE OF CONTENTS



OATH OR AFFIRMATION

I, Edward O'Malley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CODA Markets, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SILE ANN GORMAN
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
June 24, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
CODA Markets, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CODA Markets, Inc. (the Company) as of December 31, 2020, and the related notes (collectively referred to as the statement of financial condition). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provided a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2018.

New York, New York
March 3, 2021

CODA MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash and Cash Equivalents	$ 5,743,818
Cash on Deposit with Clearing Organization	675,022
Receivable from Broker/Dealers, less Allowance for	
Doubtful Accounts of $60,000	4,038,921
Vendor Rebates Receivable	1,670,622
Prepaid Income Taxes	315,263
Other Assets	682,157
TOTAL ASSETS	$ 13,125,803

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts Payable and Accrued Expenses	$ 5,045,308
Related Party Payable	2,871,837
TOTAL LIABILITIES	7,917,145

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY

Common Stock, $.01 Par Value, Authorized 20,000 Shares;	
Issued and Outstanding 1,000 Shares	10
Additional Paid-In Capital	3,002,408
Retained Earnings	2,206,240
Total Stockholder's Equity	5,208,658
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 13,125,803

The accompanying notes are an integral part of this statement.

CODA MARKETS, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Company. CODA Markets, Inc. (the "Company"), a wholly-owned subsidiary of PDQ Enterprises, LLC ("Enterprises"), was incorporated in the state of Connecticut on October 22, 1993. The Company is a registered broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is supplying transactional services through an alternative trading system and primarily conducts business out of Illinois and New York.

Significant Accounting Policies. A summary of the Company's significant accounting policies are as follows. The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

Management Estimates and Assumptions. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Revenue Recognition. The company uses revenue recognition guidance which requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Commissions. The Company earns commissions and fees that are generated through upfront commissions or other nonrelated selling agreements. Commissions and related clearing expenses are recorded on a trade-date basis at a point in time as the securities transactions occur. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Costs to Obtain or Fulfill a Contract with a Customer. The Company did not have assets from costs to obtain contracts with customers at January 1, 2020 and December 31, 2020, respectively. During the period, the Company did not recognize any expense to obtain or fulfill a contract with a customer.

Concentration of Credit Risk. The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Cash and cash equivalents. All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. The Company has cash on deposit at two financial institutions and at times during the year, cash balances may exceed insured limits.

Accounts Receivable and Allowances for Uncollectible Accounts. Accounts receivable are reported net of any estimated allowances for uncollectible accounts and contractual adjustments. All receivables are uncollateralized. To provide for receivables that could become uncollectible in the future, the Company may establish an allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for uncollectible accounts is based upon management's assessment of historical and expected net collections, business and economic conditions, and other collection indicators. A $60,000 allowance was deemed appropriate by management as of December 31, 2020.

CODA MARKETS, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Vendor Rebate Receivables. A receivable resulting from the issuance of a credit invoice by a vendor for executions during a given time period

Income Taxes. The current income tax provision results from applying federal statutory rates to income before income taxes because the Company is subject to state income taxes and certain nondeductible expenses, including $1,190,625 of non-deductible fines and penalties. As of December 31, 2020 the Company has accrued a total of $2,076,250 for potential regulatory fines and penalties. These amounts may be deductible in future periods, but given that the ultimate deductibility is uncertain, management has not recognized a deferred tax adjustment. There are no other material temporary differences that would result in recognition of deferred tax assets or liabilities.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state (Illinois, New York, California, and Connecticut) or local income taxes for periods before 2015.

Leases. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term. Currently, the Company only has obligations as a lessee with initial non-cancelable terms of 12 months or less.

NOTE 2 – CLEARING AGREEMENT

The Company has an agreement with two broker/dealers (clearing broker/dealers) whereby the Company's customers' securities transactions are cleared by the clearing broker/dealers on behalf of the Company. The Company is required to maintain a minimum of $500,000 and $150,000 deposit with the clearing broker/dealers to assure the Company's performance under the agreement. The initial term of this agreement was three years and automatically renews for successive one year terms unless written notification is provided 90 days prior to renewal date. Should the Company elect to terminate the agreement before the appropriate time of successive terms; the Company will pay a penalty of $25,000.

NOTE 3 – OPERATING LEASES

The Company leases office space in Illinois, under an operating lease, that expired in January 2021, and was amended on January 14, 2021 to extend the term 12 months and expiring during January 2022. The landlord is an officer of PDQ Enterprises, LLC.

The Company was also contractually obligated through PDQ Enterprises, LLC for office space located in Connecticut, which expired during November 2020, and was not renewed.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, and a ratio of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $2,875,407 which was $2,346,473 in excess of its required net capital of $528,934. The Company's net capital ratio was 2.76 to 1.

CODA MARKETS, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 5 – RELATED PARTY TRANSACTIONS

Pursuant to a written agreement between the Company and Enterprises, the Company is to reimburse Enterprises for certain compensation and related expenses it incurs on the Company's behalf.

At December 31, 2020, $2,871,837 is payable to Enterprises and is included in related party payable on the statement of financial condition.

NOTE 6 – MAJOR SUBSCRIBERS

There are four Broker/Dealer subscribers that amounted to 25%, 20%, 19%, and 16% of total revenue and three that amounted to 24%, 17% and 10% of total receivables from broker/dealers for the year ended December 31, 2020.

NOTE 7 – CONTINGENCIES

In the normal course of business the Company is subject to potential compliance and legal claims. The Company has accrued $2,076,250 for potential regulatory fines as of December 31, 2020 for claims asserted by the SEC and FINRA. The Company has recorded this, but are unable to estimate the amount with reasonable certainty and no definitive settlement date has been determined.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated all subsequent events through March 3, 2021, the date the accompanying financial statements were issued.